Exhibit 99.3

Chartis Category Winner: NICE Actimize Recognized as Financial Crime
Risk Management Leader in the RiskTech100® Rankings for the Third Consecutive Year

Achieving its highest ranking ever, NICE Actimize scored well in functionality, core technology, strategy, market presence and innovation

Hoboken, NJ – November 8, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business, has been recognized by Chartis Research as the category winner for Financial Crime Risk Management (FCRM) in its recently released 2018 RiskTech100® rankings. This is the third consecutive year that NICE Actimize has won the award for the Financial Crime Management category. In addition to the category leadership positioning, NICE Actimize also achieved its highest ranking ever, maintaining its position in the “Top Ten” of Chartis’s comprehensive list of Top 100 global vendors in risk and compliance technology. Chartis Research, part of Infopro Digital, is a leading provider of research and analysis on the global market for risk technology.

The Chartis RiskTech100® ranking assessment criteria comprise six equally weighted categories: functionality, core technology, strategy, customer satisfaction, market presence and innovation. This year’s RiskTech 100® rankings focused on solutions, industry segments and success factors. The RiskTech100® only includes companies that sell their own risk management software products and solutions.

Rob Stubbs, Head of Research, Chartis
“This has been a year of vast innovation in intelligent automation, robotics and machine learning, particularly in the financial crime category. New and innovative vendors have been entering the market with advanced analytics and new data platforms. NICE Actimize has kept pace, with advances in a number of technologies including Robotic Process Automation, model risk management and channel- and payment-specific fraud analytics. NICE Actimize has demonstrated that it has been quick to respond to regulatory and technology changes, while continuing to consolidate its global presence.”

Joe Friscia, President, NICE Actimize
"As we advance our vision of Autonomous Financial Crime Management, with its strong underpinnings of intelligent automation, we will continue to focus on providing industry-leading solutions that enable organizations to better operationalize financial crime fighting across many channels, while making more effective use of data and personnel,” said Joe Friscia, president of NICE Actimize. “We thank the analyst team at Chartis for continuing to recognize our market growth and expansion, innovation and, most critically, the importance we place on supporting the changing needs of our global customer base.”

NICE Actimize recently announced its Autonomous Financial Crime Management (AFCM), an advanced technology management approach that will enable financial services organizations to mitigate and control financial crime and compliance risks better, faster and earlier while significantly reducing cost. Leveraging its deep domain knowledge in financial crime, NICE Actimize’s AFCM merges innovative technologies such as machine learning, advanced analytics and automation, onto a single specialized financial crime platform.

About Chartis
Chartis Research is the leading provider of research and analysis on the global market for risk technology. It is part of Infopro Digital, which owns market-leading brands such as Risk and Waters Technology. The goal of Chartis Research is to support enterprises as they drive business performance through improved risk management, corporate governance and compliance, and to help clients make informed technology and business decisions by providing in-depth analysis and actionable advice on virtually all aspects of risk technology.

RiskTech Quadrant®, RiskTech100® and FinTech QuadrantTM are registered trademarks of Chartis Research (http://www.chartis-research.com).

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premise enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.